Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Draganfly Inc. (“Draganfly” or the “Company”)

235 103rd St. E., Saskatoon

Saskatchewan S7N 1Y8

Item 2	Date of Material Change

September 11, 2026

Item 3	News Release

A news release disclosing the material change was disseminated through the GlobeNewswire on September 11, 2026, and filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Item 4	Summary of Material Change

On September 11, 2026, the Company announced that it has been awarded a five-year contract by the Government of Canada to provide Low-Cost Tactical Intelligence, Surveillance and Reconnaissance Uncrewed Aircraft Systems to the Canadian Armed Forces.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On September 11, 2026, the Company announced that it has been awarded a five-year contract by the Government of Canada to provide Low-Cost Tactical Intelligence, Surveillance and Reconnaissance (“ISR”) Uncrewed Aircraft Systems (“UAS”) to the Canadian Armed Forces (“CAF”).

The initial contract includes a firm commitment for 100 Low-Cost Tactical ISR UAS systems, together with associated ground control stations, payloads, data links, support equipment, documentation, spare parts and training. Contracted pricing for the systems is commercially sensitive.

Under the five-year agreement, the Government of Canada has retained the right, at its sole discretion, to order up to an additional 4,900 UAS systems. If all available options were exercised, the total number of UAS systems supplied under the agreement to the Government of Canada would be 5,000. The contractual option for the additional 4,900 UAS systems has an aggregate value of approximately C$24.25 million if exercised in full. Any exercise of those options would require the appropriate written contract authorization or amendment.

The contract also includes initial cadre training for CAF personnel and provides Canada with options for additional training. Draganfly will support the program across system delivery, training, sustainment, spare parts, documentation, software and firmware support.

Draganfly was recently accepted as a qualified supplier in all five categories of Canada’s Defence Drone Initiative Marketplace. This contract represents a subsequent procurement by the Government of Canada under the initiative and advances Draganfly’s participation in Canada’s expanding domestic defence and uncrewed systems ecosystem.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Paul Sun, Chief Financial Officer

Tel: 1.800.979.9794

Item 9	Date of Report

September 14, 2026

Forward-Looking Statements

This material change report contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements in this material change report include, but are not limited to: the aggregate number of UAS systems CAF will order based on exercises of options; that Draganfly expand will role in Canada’s Defence Industrial Strategy. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: statements in respect of Draganfly’s partnerships, capabilities, expertise, and financial condition; the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR+ website at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.